SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

MANNATECH, INCORPORATED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

563771104

(CUSIP Number)

Samuel L. Caster

600 South Royal Lane, Suite 200

Coppell, Texas 75019

Tel. No.: (972) 471-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

J. Kenneth Menges, Jr., PC

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

November 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Samuel L. Caster

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,733,116 8. Shared Voting Power 0 9. Sole Dispositive Power 5,733,116 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,773,116

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%

14.	Type of Reporting Person* IN

* See instructions before filling out

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) J. Stanley Fredrick

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,500,000 8. Shared Voting Power 0 9. Sole Dispositive Power 3,500,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person* IN

* See instructions before filling out

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Marlin Ray Robbins, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,985,130 8. Shared Voting Power 0 9. Sole Dispositive Power 1,985,130 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,130

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person* IN

* See instructions before filling out

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Jett

2.	Check The Appropriate Box If A Member Of A Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,206,625 8. Shared Voting Power 0 9. Sole Dispositive Power 1,206,625 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,625

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person* IN

* See instructions before filling out

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Harley Reginald McDaniel

2.	Check The Appropriate Box If A Member Of A Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 521,050 8. Shared Voting Power 0 9. Sole Dispositive Power 521,050 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 521,050

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person* IN

* See instructions before filling out

13D

CUSIP No. 563771104

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Donald William Herndon

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 336,000 8. Shared Voting Power 0 9. Sole Dispositive Power 336,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person* IN

* See instructions before filling out

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) relating to shares of common stock of Mannatech, Incorporated, a Texas corporation (the “Issuer”), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission on March 21, 2003. This Schedule 13D is being filed on behalf of the following natural persons: Samuel L. Caster (“Caster”), J. Stanley Fredrick (“Fredrick”), Marlin Ray Robbins, Jr. (“Robbins”), Jett (“Jett”), Harley Reginald McDaniel, MD (“McDaniel”) and Donald William Herndon (“Herndon”). Each of the persons named in the previous sentence is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have decided to disband because they are pleased with the current direction of the Company due to the recent changes at Mannatech, including the appointment of Samuel Caster as Mannatech’s Chairman and Chief Executive Officer, the appointment of Mr. Gerald Gilbert and Ms. Patricia Wier as independent directors to Mannatech’s Board of Directors, and certain changes to the membership of the committees of Mannatech’s Board of Directors.

Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding or disposing of common stock, par value $0.0001 per share of the Company (the “Common Stock”). Accordingly, it is the Reporting Persons’ belief that no Reporting Person is a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Depending upon market prices and other conditions, certain Reporting Persons may acquire additional Common Stock from time to time on the open market or otherwise. In addition, depending upon market prices and other conditions, certain Reporting Persons may dispose of some or all of their Common Stock at any time and from time to time in the open market or otherwise at prices that such Reporting Person may determine.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The responses to Items 2 through 13 on the cover pages hereto are incorporated herein by reference. The Reporting Persons’ percentage ownership of the Common Stock was determined by referring to the number of shares outstanding as of October 31, 2003 as reported in the Company’s most recent Form 10-Q (filed with the Securities and Exchange Commission on November 14, 2003).

(b) Each Reporting Person has the power to vote and dispose of the shares of Common Stock held by such Reporting Person.

(c) The transactions in the Issuer’s securities by each Reporting Person during the last 60 days are listed on Annex A attached hereto and made a part hereof.

(c) Not applicable.

(d) As of November 26, 2003, after the filing of this amendment, the following persons of the Schedule 13D group will cease to beneficially own more than five percent of the Common Stock: Jett, McDaniel and Herndon.

Item 7.	Material to be Filed as Exhibits

None.

ANNEX A

Reporting Person	Transaction Date	Buy/Sell	Quantity (shares)	Price Per Share ($)
Marlin Ray Robbins, Jr.	9/9/2003	Buy	1,500	$8.00
Marlin Ray Robbins, Jr.	9/18/2003	Buy	710	$7.00
Marlin Ray Robbins, Jr.	9/23/2003	Buy	4,290	$7.00
Samuel L. Caster	11/06/2003	Granted right to buy stock	200,000	$8.195

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

/s/ Samuel L. Caster

Samuel L. Caster

/s/ J. Stanley Fredrick

J. Stanley Fredrick

/s/ Marlin Ray Robbins Jr.

Marlin Ray Robbins, Jr.

/s/ Jett

Jett

/s/ Harley Reginald McDaniel, MD

Harley Reginald McDaniel, MD

/s/ Donald William Herndon

Donald William Herndon